A4
4-11-2003


03054455

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SECURITI[...]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emax Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey McGuire (212) 824-1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schonbraun, Safris, McCann, Bekritsky, & Co. LLC
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 26 2003
WASH[...]

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/4-15

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Audrey McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emax Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE L. VELEZ
Notary Public, State of New York
No. 41-4662173
Qualified in Queens County
Commission Expires 8/31/05

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMAX SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

EMAX SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

SCHONBRAUN SAFRIS MCCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT

To the Members
Emax Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Emax Securities, LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations, changes in members' capital and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
March 3, 2003

EMAX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$144,810
Due from affiliate (Note 3)	411,509
Prepaid expenses	4,071
Investment in limited liability company (Note 4)	13,547
Employee loans	2,195
Equipment and furniture, net of accumulated depreciation of $12,716	4,783
	$580,915

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses (Note 3)	$ 48,297
Commitments and Contingencies (Notes 2, 3 and 5)	
Members' Capital	532,618
	$580,915

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Income:	
Advisory fees (Note 3)	$ 961,111
Interest income	923
Investment income (Note 4)	1,491
Administrative income (Note 3)	115,140
	1,078,665
Expenses:	
Salaries and related costs (Note 5)	671,646
Office rent (Note 3)	43,200
Travel and entertainment	79,004
Telephone	7,341
Professional fees	74,339
Professional membership and regulatory fees	1,844
Office expenses	23,205
Insurance	19,165
Depreciation expense	3,500
	923,244
Income before provision for taxes	155,421
Provision for local income taxes	3,532
Net Income	$ 151,889

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2002

Members' Capital, January 1, 2002	$ 430,729
Net Income	151,889
Capital Distributions	(50,000)
Members' Capital, December 31, 2002	$ 532,618

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002
Increase (decrease) in cash and cash equivalents

Cash Flows Used In Operating Activities:	
Net income	$ 151,889
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,500
Due from affiliates	(157,223)
Prepaid expenses	(974)
Employee loans	(2,195)
Accounts payable and accrued expenses	(6,130)
Investment in partnership	(1,491)
Total adjustments	(164,513)
Net cash used in operating activities	(12,624)
Cash Flows Used In Financing Activities:	
Capital distributions	(50,000)
Net decrease in cash	(62,624)
Cash and cash equivalents, beginning of period	207,434
Cash and cash equivalents, end of period	$ 144,810

Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year ended for:	
Income tax	$ 3,953

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Emax Securities, LLC (the "Company") was organized under the laws of the State of New York. The limited liability company agreement provides for the termination of the Company on June 1, 2027, unless the Company is sooner dissolved as specified in the agreement. The Company's membership in the National Association of Security Dealers ("NASD") became effective in December 1992, at which time the Company became eligible to transact business as a registered broker-dealer. Accordingly, the Company is subject to the operational and reporting requirements of the NASD and the Securities and Exchange Commission ("SEC").

b. Equipment and Furniture

Equipment and furniture is recorded at cost and is being depreciated over five and seven years, respectively, using the straight-line method.

c. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market funds and commercial paper with maturity of three months or less.

d. Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

e. Income Taxes

No provision has been made for Federal and State income taxes as the income or loss of the Company is required to be included in the income tax returns of the members. Local income taxes are based on the Company's net income.

f. Investment in Limited Liability Company

The equity method of accounting is used to account for the 40% investment in a limited liability company. Under this method, the investment is increased by the company's earnings or investor's contributions and decreased by the company's losses or investee distributions during the period.

EMAX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

2. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the provisions of the Securities and Exchange Commission uniform net capital rule (Rule 15(c) 3-1). The rule prohibits a broker-dealer from engaging in a security transaction at any time if aggregate indebtedness exceeds fifteen times its net capital and the Company must maintain a minimum net capital of not less than $50,000 in accordance with SEC Rule 15(c) 3-1, Paragraph (a)(1). Additionally, the Company must maintain one hundred and twenty percent (120%) of its minimum net capital requirement in accordance with SEC Rule 17a-11(c)(1). The Company's net capital at December 31, 2002 was $94,839, which exceeds the requirements of SEC Rule 15(c) 3-1 and SEC Rule 17a-11(c)(1) by $44,839 and $34,839, respectively.

3. RELATED PARTY TRANSACTIONS

The Company pays rent to an affiliate of the members on a month-to-month basis. Rent paid in 2002 was $43,200.

The Company also pays certain expenses for an affiliate, Federal Asset Advisory Company, LLC that will be repaid when cash flow permits. The amount due at December 31, 2002 was $411,509.

The Company charges an administrative fee and advisory fee to an affiliate, Federal Asset Advisory Company, LLC, which represents $961,111 of the advisory income and $115,140 of the administrative income for 2002.

4. INVESTMENT IN LIMITED LIABILITY COMPANY

The Company holds a 40% membership interest in Federal Assets Advisory Company, LLC., which provides various advisory services for governmental and non-governmental clients in regard to the acquisition, restructure or disposition of assets.

A summary at December 31, 2002 of these assets, liabilities and members' capital under the accounting principles generally accepted in the United States of America of Federal Assets Advisory Company, LLC is as follows:

Assets	
Cash	$ 18,656
Accounts receivable	411,848
Other current assets	27,763
Total assets	458,267
Liabilities	
Accounts payable	424,400
Total capital	$ 33,867

4. INVESTMENT IN LIMITED LIABILITY COMPANY (Continued)

A summary of the December 31, 2002 revenues and expenses under accounting principles generally accepted in the United States of America of Federal Assets Advisory Company, LLC is as follows:

Revenues - advisory fees	$1,149,168
Expenses	1,145,442
Net Income	$ 3,726

See Note 3 for transactions the Company had with Federal Asset Advisory Company, LLC.

5. PENSION PLAN

The Company participates in a SEP retirement plan. The plan covers all employees. The Company contributed approximately 3% of employee 2002 compensation. Pension expense amounted to $17,704 for 2002.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members
Emax Securities, LLC
New York, New York

Our report on our audit of the basic financial statements of Emax Securities, LLC for the year ended December 31, 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
March 3, 2003

EMAX SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15(c) 3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Total aggregate indebtedness	$ 48,297
Total members' capital qualified for net capital	$ 532,618
Deduction or charges	
Nonallowable assets	436,105
Net capital before haircuts	96,513
Haircuts	
Money market	(1,674)
Net Capital	$ 94,839
Capital requirements:	
6.67% of aggregate indebtedness	$ 3,221
Excess net capital	91,618
Net capital as above	$ 94,839
Ratio of aggregate indebtedness to net capital	.5 to 1.0

See Independent Auditors' Report on Supplementary Information.

EMAX SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15(c) 3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Total members' capital qualified for net capital	$ 532,618
Deduction or charges	
Nonallowance assets	436,105
Net capital before haircuts	96,513
Haircuts	
Money market	(1,674)
Net Capital	$ 94,839
Capital requirements:	
Minimum capital requirements	$ 50,000
Excess net capital	44,839
Net capital as above	$ 94,839
Reconciliation with Company's computation (included in Part II of Form -17-A-5 as of December 31, 2002)	
Net capital as reported in Company's Part II unaudited	
Focus Report	199,312
Net Audit Adjustments	(104,473)
Net capital as above	$ 94,839

See Independent Auditors' Report on Supplementary Information.

EMAX SECURITIES, LLC

OTHER INFORMATION

DECEMBER 31, 2002

Inasmuch as the Company does not have custody of customer securities, does not maintain customer accounts and does not use or have custody of customer funds, the following statements and computations are not applicable at December 31, 2002 and for the period then ended and, accordingly, are not included herein:

a. Computation for determination of reserve requirements under S.E.C. Rule 15(c)3-3.

b. Information for possession or control requirements under S.E.C. Rule 15(c)3-3.

See Independent Auditors' Report on Supplementary Information.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.

Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Members
Emax Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Emax Securities, LLC (The "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "Commission") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we have considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15(c)3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies that rely on Rule 17a - 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.



SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
March 3, 2003